SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 2)

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

XOMA Ltd.

(Name of Subject Company)

XOMA Ltd., as Issuer

(Names of Filing Persons (identifying status as offeror, issuer or other person))

6.50% CONVERTIBLE SENIOR NOTES DUE FEBRUARY 1, 2012

(Title of Class of Securities)

98417BAB2

(CUSIP Number of Class of Securities)

Christopher J. Margolin, Esq.

XOMA Ltd.

2910 Seventh Street

Berkeley, California 94710

(510) 204-7292

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copies to:

James B. Bucher, Esq. Shearman & Sterling LLP 1080 Marsh Road Menlo Park, CA 94025 (650) 838-3600	Geoffrey E. Liebmann, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Abigail Arms, Esq. Shearman & Sterling LLP 801 Pennsylvania Avenue Washington, D.C. 20004-2604 (202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$64,200,000	$6,870
(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of December 16, 2005 of the maximum amount of 6.50% Convertible Senior Notes due February 1, 2012 (the “Existing Notes”) that may be received by the Registrant from tendering holders in the exchange offer.
(2)	Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed December 19, 2005.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,870

Form or Registration No.: Form S-4 (File No. 333-130441)

Filing Party: XOMA Ltd.

Date Filed: December 19, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO filed by XOMA Ltd. (the “Company”) with the Securities and Exchange Commission on January 11, 2006, pursuant to Section 13(e) of the Securities Exchange Act of 1934, in connection with its offer to exchange up to $60,000,000 of its 6.50% Convertible SNAPsSM due February 1, 2012 (the “New Notes”) for all of its outstanding 6.50% Convertible Senior Notes due February 1, 2012 (the “Existing Notes”) upon the terms and subject to the conditions set forth in the preliminary prospectus dated January 10, 2006 (the “Prospectus”) and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(5) to the Schedule TO. The Company filed Amendment No. 1 to the Tender Offer Statement on Schedule TO on February 2, 2006.

Item 4.	Terms of the Transaction.

Item 4 of the Tender Offer Statement on Schedule TO is hereby amended and supplemented as follows:

The exchange offer expired at 12:00 midnight, New York City time, on Wednesday, February 8, 2006. According to the information provided by the exchange agent, prior to the expiration of the exchange offer, an aggregate principal amount of $60.0 million of Existing Notes had been tendered and not withdrawn pursuant to the exchange offer, which constitutes 100% of the outstanding Existing Notes. Upon the terms and subject to the conditions of the exchange offer, the Company will issue New Notes of an aggregate principal amount of $60.0 million in exchange for such tendered Existing Notes. On February 9, 2006, the Company issued a press release announcing the results of the exchange offer and the placement of an additional $12,000,000 aggregate principal amount of New Notes. A copy of this press release is filed as Exhibit (a)(11) to this Schedule TO and incorporated herein by reference.

Item 12.	Exhibits.

(a)(11)	Press Release issued February 9, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

XOMA Ltd.

/S/ CHRISTOPHER J. MARGOLIN
Name: Christopher J. Margolin
Title: Vice President, General Counsel and Secretary

Date: February 10, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(11)	Press Release issued February 9, 2006.